Exhibit (a)(1)(A)
INTERNATIONAL GAME TECHNOLOGY
2.60% Convertible Debentures due 2036

Dear Holder:	CUSIPS: 459902AN2 and 459902AP7
As outlined in the attached Company Notice and further described in the Indenture governing the 2.60% Convertible Debentures due 2036 (the “Securities”) dated as of December 20, 2006 between International Game Technology (the “Company”) and Wells Fargo Bank, National Association, as Trustee (the “Indenture”; capitalized terms used herein, but not defined herein, shall have the meaning assigned to such terms in the Indenture), you have the following rights for which the Company is providing you notice, including that you have the option to request the Company to repurchase, on December 15, 2009 (the “Purchase Date”), all or any of your Securities at a purchase price equal to 100% of the principal amount of such Securities plus accrued and unpaid interest, or $1,013.00 per $1,000 principal amount of the Securities. If you request the Company to repurchase your Securities, you will have the right to withdraw your Repurchase Notice at any time prior to 5:00 p.m., New York City time on the last Business Day prior to the Purchase Date. You also have the option to continue to hold your Securities. As of the date hereof and to the Company’s knowledge, no conversion rights with respect to the Securities exist.
To have your Securities repurchased on the Purchase Date, you must complete and sign the attached Repurchase Notice and deliver it, on or after November 12, 2009 and on or prior to 5:00 p.m. New York City time, on the last Business Day prior to the Purchase Date (December 14, 2009), to Wells Fargo Bank, National Association, as the Paying Agent as indicated in the attached Company Notice. The attached Company Notice explains the terms of repurchase and the method by which you may exercise your option.

Yours sincerely, /s/ Patrick W. Cavanaugh
Patrick W. Cavanaugh
Executive Vice President, Chief Financial Officer and Treasurer, International Game Technology

Dated: November 12, 2009

INTERNATIONAL GAME TECHNOLOGY
NOTICE TO ALL HOLDERS OF
2.60% CONVERTIBLE DEBENTURES DUE 2036
NOTICE IS HEREBY GIVEN THAT:
1.	Holders of 2.60% Convertible Debentures due 2036 bearing CUSIP numbers 459902AN2 and 459902AP7 (the “Securities”) have the option to request International Game Technology (the “Company”) to repurchase, on December 15, 2009 (the “Purchase Date”), all or any of their Securities. Capitalized terms used and not otherwise defined herein have the meaning specified in the Indenture governing the Securities dated as of December 20, 2006 between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”).

2.	To have all or any of its Securities repurchased, a Holder must complete and sign the form of Repurchase Notice attached herewith and deliver it, on or after November 12, 2009 and on or prior to 5:00 p.m., New York City time on the last Business Day prior to the Purchase Date (December 14, 2009), to Wells Fargo Bank, National Association, as Paying Agent (the “Paying Agent”) at the address specified below.

3.	Securities for which a valid Repurchase Notice is not delivered on or prior to 5:00 p.m., New York City time, on the last Business Day prior to the Purchase Date (December 14, 2009) will not be repurchased by the Company and will remain outstanding in accordance with their terms.

4.	Securities that are repurchased will be repurchased at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, or $1,013.00 per $1,000 principal amount of the Securities.

5.	The name and address of the Paying Agent is:
Wells Fargo Bank, National Association
Corporate, Municipal and Escrow Services
707 Wilshire Blvd, 17th Floor
MAC # E2818-176
Los Angeles, CA 90017
Attention: Vice President — Maddy Hall
Telephone: (213) 614-2588 / Facsimile: (213) 614-3355
6.	Purchases of Securities hereunder shall be made, at the option of the Holder thereof, upon:
(i)	delivery to the Paying Agent by the Holder of the Repurchase Notice during the period beginning at any time from the opening of business on November 12, 2009 until 5:00 p.m. on the last Business Day prior to the Purchase Date (December 14, 2009) stating: (A) if Certificated Securities have been issued, the certificate number of the Security which the Holder will deliver to be repurchased or, if Certificated Securities have not been issued for such Security, that an electronic request with respect to such Security will be made through the ATOP system of the Depository Trust Company (“DTC”), (B) the portion of the principal amount of the Securities which the Holder will deliver to be repurchased, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000, and (C) that such Securities shall be repurchased by the

Company as of the Purchase Date pursuant to the terms and conditions specified in Section 7 of the Securities and in the Indenture; and
(ii)	delivery of such Security (together with all necessary endorsements) to the Paying Agent at any time after delivery of the Repurchase Notice at the offices of the Paying Agent, such delivery being a condition to receipt by the Holder of the Purchase Price therefor; provided, however, that such Purchase Price shall be so paid only if the Security (together with all necessary endorsements) so delivered to the Paying Agent shall conform in all respects to the description thereof in the related Repurchase Notice.
7.	Any Securities as to which a Repurchase Notice has been given may be converted into the common stock of the Company if they are otherwise convertible only in accordance with Article 10 of the Indenture and the terms of the Securities if the applicable Repurchase Notice has been withdrawn in accordance with the terms of the Indenture. As of the date of this Notice and to the Company’s knowledge, no conversion rights with respect to the Securities exist.

8.	Securities must be surrendered to the Paying Agent to collect payment.

9.	The Purchase Price for any Securities as to which a Repurchase Notice has been given and not withdrawn will be paid promptly following the later of the last Business Day prior to the Purchase Date (December 14, 2009) and the time of surrender of such Securities to the Paying Agent.

10.	Any Holder delivering to the Paying Agent the Repurchase Notice as contemplated above shall have the right to withdraw such Repurchase Notice at any time prior to 5:00 p.m., New York City time, on the last Business Day prior to the Purchase Date (December 14, 2009) by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 3.09 of the Indenture. Section 3.09 of the Indenture provides that a Repurchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the Repurchase Notice at any time prior to 5:00 p.m. New York City time, on the last Business Day prior to the Purchase Date specifying:
(i)	the certificate number of the Security in respect of which such notice of withdrawal is being submitted or, if Certificated Securities have not been issued for such Security, that an electronic request with respect to such Security will be made through the ATOP system of the DTC,

(ii)	the principal amount of the Security with respect to which such notice of withdrawal is being submitted, and

(iii)	the principal amount, if any, of such Security which remains subject to the original Repurchase Notice and which has been or will be delivered for purchase by the Company.
11.	Unless the Company defaults in making payment on Securities for which a Repurchase Notice has been submitted, interest, if any, on such Securities will cease to accrue on the Purchase Date.
Dated: November 12, 2009

INTERNATIONAL GAME TECHNOLOGY

/s/ Patrick W. Cavanaugh Name: Patrick W. Cavanaugh Title: Executive Vice President, Chief Financial Officer and Treasurer

FORM OF REPURCHASE NOTICE
INTERNATIONAL GAME TECHNOLOGY
2.60% Convertible Debentures due 2036
To:
Wells Fargo Bank, National Association
Corporate, Municipal and Escrow Services
707 Wilshire Blvd, 17th Floor
MAC # E2818-176
Los Angeles, CA 90017
Attention: Vice President — Maddy Hall
Facsimile: (213) 614-3355
This notice is being provided by [Name & Address] _______________________________________________________________ (“Holder”) of International Game Technology (the “Company”) 2.60% Convertible Debentures due 2036 (the “Securities”) bearing CUSIP numbers 459902AN2 and 459902AP7 to Wells Fargo Bank, National Association, as Paying Agent.
Reference is hereby made to the International Game Technology Company Notice delivered to the holders of the Securities on November 12, 2009 (the “Company Notice”). Pursuant to Section 3.07 of the Indenture governing the Securities dated as of December 20, 2006 between the Company and Wells Fargo Bank, National Association, as Trustee, Holder has elected to exercise its option to request Company to repurchase Securities pursuant to the terms of the Company Notice.
I agree to the terms and conditions set forth in the attached notice.

Yours sincerely,
Name of Holder:

Dated: ___________ ___, 2009

REPURCHASE NOTICE
TO INTERNATIONAL GAME TECHNOLOGY
2.60% CONVERTIBLE DEBENTURES DUE 2036
HOLDER HEREBY GIVES NOTICE THAT:
1.	Holder of International Game Technology (the “Company”) 2.60% Convertible Debentures due 2036 (the “Securities”) bearing CUSIP number 459902AN2 or 459902AP7 has elected to request the Company to repurchase its Securities in an aggregate principal amount specified below on December 15, 2009 (the “Purchase Date”). Terms used and not defined herein have the meaning specified in the Indenture governing the Securities dated as of December 20, 2006 between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”) or the Company Notice to which this Repurchase Notice was attached, as applicable.

2.	The portion of the principal amount of Securities which the Holder will deliver to be repurchased is $_________ (which portion must be in principal amounts of $1,000 or an integral multiple of $1,000).

3.	Such Securities shall be repurchased by the Company as of the Purchase Date pursuant to the terms and conditions specified in Section 7 of the Securities and in the Indenture.

4.	Please check the appropriate option:
☐ Securities are held as Certificate Securities and the certificate number of the Securities which will be delivered by the Holder to Paying Agent for repurchase by the Company is ____________.

OR

☐ Securities have not been issued as Certificated Securities and Holder will make an electronic request for such Securities to be repurchased by the Company through the ATOP system of The Depository Trust Company.
5.	All communication to Holder should be sent to:

[Name & Address of Holder]
Dated: ____________ ___, 2009

Name of Holder:

No person has been authorized to give any information or to make any representations other than those contained in the Company Notice and related materials (collectively, as amended or supplemented from time to time, the “Put Option Materials”), and if given or made, such information or representations must not be relied upon as having been authorized. The Put Option Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option Materials shall not, under any circumstances, create any implication that the information contained herein is current as of the time subsequent to the date of such information. None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Securities for which to exercise the Put Option.

-i-

SUMMARY TERM SHEET
The following are answers to some of the questions that you may have about the Put Option. We urge you to read carefully the remainder of this Company Notice and the other documents that are incorporated in this document by reference because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this document and the documents incorporated by reference. In this Statement, “IGT,” “we,” “us,” “our” and the “Company” refer to International Game Technology and its consolidated subsidiaries, unless the context requires otherwise.
Who is offering to purchase the Securities?
     International Game Technology, a Nevada corporation, is obligated, at your option to purchase your validly surrendered 2.60% Convertible Debentures due 2036 (the “Securities”). (Page 4)
Why is IGT offering to purchase my Securities?
     The right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities pursuant to the Put Option is a term of the Securities and has been a right of Holders from the time the Securities were issued. We are required to repurchase the Securities of any Holder exercising the Put Option pursuant to the terms of the Securities and Indenture dated as of December 20, 2006 (the “Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”). (Page 4)
What securities are IGT obligated to purchase?
     We are obligated to purchase all of the Securities which are validly tendered by the Holders, at their option, and not withdrawn. As of November 12, 2009, there was $707,028,000 aggregate principal amount at maturity of the Securities outstanding. (Page 4)
How much is IGT offering to pay for the Securities and what is the form of payment?
     Pursuant to the terms of the Indenture and the Securities, we are offering to pay a purchase price in cash equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to December 15, 2009 (the “Purchase Date”), or $1,013.00 per $1,000 principal amount of the Securities (the “Purchase Price”), with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Pages 4–5)
What are the significant conditions to the Put Option?
     The purchase by us of validly surrendered Securities is not subject to any condition other than such purchase being lawful and in satisfaction of the procedural requirements described in this Company Notice. The Securities will be purchased by us pursuant to the terms and conditions specified in Section 7 of the Securities and in the Indenture. (Page 4)
What is the market value of the Securities?
     There is no established reporting or trading system for the Securities. We believe that trading in the Securities has been limited and sporadic. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “IGT.” On November 11, 2009, the closing price of our common stock, as reported on the NYSE, was $20.59 per share. (Pages 5–6)

When does the Put Option expire?
     The Put Option expires at 5:00 p.m., New York City time, on December 14, 2009. We will not extend the period Holders have to accept the Put Option unless required to do so by the Federal securities laws. The Holders may also require the Company to purchase the Securities on each of December 15, 2011, December 15, 2016, December 15, 2021, December 15, 2026 and December 15, 2031. (Page 4)
What is the process for surrendering Securities?
     To surrender your Securities for purchase pursuant to the Put Option, you must surrender the Securities through the Depository Trust Company (“DTC”) on or after November 12, 2009, but no later than 5:00 p.m. New York City time, on December 14, 2009.
•	If your Securities are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Securities and instruct that nominee to timely tender the Securities on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should tender your Securities electronically through DTC’s ATOP system, subject to the terms and procedures of that system.
     You bear the risk of untimely submission of your Securities. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on December 14, 2009.
     By tendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice. (Pages 6–9)
When will Holders receive payment for surrendered Securities?
     We will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option. We will promptly forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to DTC, the sole record holder of the Securities. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 9)
Can Holders withdraw surrendered Securities?
     You may withdraw your tendered Securities at any time on or before 5:00 p.m., New York City time, on the last business day prior to the Purchase Date (December 14, 2009). (Page 9)
How do Holders withdraw previously surrendered Securities?
     You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the last business day prior to the Purchase Date (December 14, 2009) in accordance with the procedures described herein. (Page 9)
Do I need to do anything if I do not wish to surrender my Securities for purchase?
     No. If you do not surrender your Securities before the expiration of the Put Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 6)

If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?
     No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount at maturity of $1,000 or an integral multiple thereof. (Page 4)
What happens to Securities that are not surrendered?
     Any Securities that are not surrendered will continue to be our obligations. Holders of those outstanding Securities will continue to have all the rights associated with those Securities. (Page 6)
May Holders still convert Securities into shares of IGT?
     Yes, you will continue to have the right to convert the Securities into shares of the Company’s common stock, if they are otherwise convertible only in accordance with Article 10 of the Indenture and the terms of the Securities. As of the date of this Company Notice and to our knowledge, no conversion rights with respect to the Securities exist. However, if you tender your Securities in the Put Option, you may convert your Securities only if you properly withdraw your Securities before your right to withdraw has expired. (Page 5)
If I am a United States Person for U.S. Federal Income Tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Put Option?
     The receipt of cash in exchange for Securities pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your tax advisor regarding the actual tax consequences to you. (Pages 11–13)
Who is the Paying Agent?
     Wells Fargo Bank, National Association, the trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone and facsimile numbers is set forth on the first page of this Company Notice.
Who can I talk to if I have questions about the Put Option?
     Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the first page of this Company Notice.
Is IGT making any recommendation about the Put Option?
     None of the Company or its board of directors or employees are making any recommendation as to whether or not you should tender your Securities pursuant to the Put Option. Holders should determine whether or not to tender their Securities pursuant to the Put Option based upon, among other things, their own assessment of the current market value of the Securities, liquidity needs and investment objectives.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION
1. Information Concerning the Company. International Game Technology, a Nevada corporation (the “Company”) is obligated to purchase its 2.60% Convertible Debentures due 2036 (the “Securities”) that have been surrendered for purchase pursuant to the Put Option and not validly withdrawn. As of the date of the Company Notice, and to the Company’s knowledge, no conversion rights with respect to the Securities exist.
     Unless the context indicates otherwise, references to “IGT,” “we,” “us,” “our” and the “Company” refer to International Game Technology and its consolidated subsidiaries. The Company is a global company specializing in the design, manufacture, and marketing of electronic gaming equipment and systems products. We are a leading supplier of gaming products to the world, providing a diverse offering of quality products and services at competitive prices that are designed to increase the potential for operator profits by enhancing the player experience. Our principal executive offices are located at 9295 Prototype Drive, Reno, Nevada 89521. Our main telephone number at that address is (775) IGT-7777.
2. Information Concerning the Securities. The Securities were issued under an Indenture, dated as of December 20, 2006, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Securities bear interest at a rate of 2.60% per year payable semiannually in arrears in cash on June 15 and December 15 of each year. Additional interest, of up to 0.25% of the trading price of the Securities, will be payable after December 20, 2009 if the trading price of the Securities equals or exceeds 120% or more of the principal amount of the Securities over specified trading periods. The Securities mature on December 15, 2036. As of November 12, 2009, there was $707,028,000 aggregate principal amount at maturity of the Securities outstanding.
     2.1 The Company’s Obligation to Purchase the Securities. Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the option of each holder of the Securities (each, a “Holder”), on December 15, 2009 (the “Purchase Date”). This Put Option will expire at 5:00 p.m., New York City time, on December 14, 2009 (the last business day prior to the Purchase Date). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law. The Holders will also have the ability to require the Company to acquire the Securities on each of December 15, 2011, December 15, 2016, December 15, 2021, December 15, 2026 and December 15, 2031 in accordance with the terms of the Indenture. In addition, if the Company experiences a Fundamental Change (as defined in the Indenture), Holders may require it to purchase all or a portion of their Securities, subject to specified exceptions, in accordance with the terms of the Indenture. The purchase by the Company of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Company Notice. The Securities will be purchased by us pursuant to the terms and conditions specified in Section 7 of the Securities and in the Indenture.
     2.2 Purchase Price. Pursuant to the Indenture and the Securities, the purchase price to be paid by the Company for the Securities on the Purchase Date is 100% of the principal amount of such Securities plus accrued and unpaid interest, or $1,013.00 per principal amount of the Securities. The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date. Securities surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof.
     The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the common stock, par value $0.00015625 per share (the “Common Stock”). Thus, the Purchase Price may be significantly higher or lower than the market price of the Securities on the Purchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.
     None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors.
     2.3 Conversion Rights of the Securities. Holders that do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Any Securities which are surrendered pursuant to the Put Option may be converted in accordance with the terms of the Indenture and the Securities only if such surrender has been validly withdrawn prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date, as described in Section 4 below.
     2.4 Market for the Securities and the Company’s Common Stock. There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock and the market for similar Securities. Following the expiration of the Put Option, we expect that Securities not purchased in the Put Option will continue to be traded over the counter; however, the trading market for the Securities may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Securities pursuant to the Put Option will reduce the float and may negatively affect the liquidity, market value and price volatility of the Securities that remain outstanding following the Put Option. We cannot assure you that a market will exist for the Securities following the Put Option. The extent of the public market for the Securities following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount at maturity of the Securities at such time, the number of holders of Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities. The Trustee has informed us that, as of the date of this Company Notice, all of the Securities are held in global form through DTC. As of the close of business on November 12, 2009, there was $707,028,000 aggregate principal amount at maturity of Securities outstanding and DTC was the sole record Holder of the Securities.
     The Common Stock into which the Securities are convertible is traded on the New York Stock Exchange (“NYSE”) under the symbol “IGT.” The following table sets forth quarterly high and low prices for trades of our common stock during the quarters indicated:

	2010				2009		2008
	High		Low		High	Low	High	Low
First Quarter	$22.42	(1)	$17.55	(1)	$18.18	$7.03	$45.72	$40.34
Second Quarter					$14.24	$6.81	$49.41	$35.80
Third Quarter					$18.15	$10.01	$41.87	$24.38
Fourth Quarter					$23.30	$13.58	$25.90	$15.22

(1)	The high and low prices for trades for the third fiscal quarter is through November 11, 2009. The closing price of our common stock on November 11, 2009, was $20.59 per share. As of November 11, 2009, there were approximately 295 million shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Put Option.
     2.5 Optional Redemption. Beginning on December 20, 2009, we may redeem the Securities, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the Securities plus accrued and unpaid interest, if any, to the applicable redemption date, as provided for in the Indenture and the Securities.
     2.6 Holder’s Right to Require Redemption Upon Fundamental Change. Each Holder may require us to redeem all or any part of his or her Securities if there is a Fundamental Change (as defined in the Indenture), at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, up to the redemption date.
     2.7 Ranking. The Securities are our general unsecured obligations and rank equally in right of payment with our existing and future obligations that are unsecured and unsubordinated. The Securities are effectively subordinated to all of our existing and future secured debt and to the indebtedness and other liabilities of our subsidiaries.
     2.8 Dividends. The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock. The Company declared quarterly cash dividends for the past two fiscal years.
3. Procedures To Be Followed By Holders Electing To Surrender Securities For Purchase. Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the last business day prior to the Purchase Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount at maturity or an integral multiple thereof. If Holders do not validly surrender their Securities on or before 5:00 p.m., New York City time, on the last business day prior to the Purchase Date, their Securities will remain outstanding subject to the existing terms of the Securities.
     3.1 Method of Delivery. The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through DTC’s Automatic Tender Offer Program (“ATOP”). This Company Notice constitutes the Company Notice (as defined in the Indenture) and delivery of Securities via ATOP will satisfy the notice requirements of the Indenture. Delivery of

Securities and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Securities.
     3.2 Agreement to be Bound by the Terms of the Put Option. By surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:
•	such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities and (iii) irrevocably constitutes and appoints Wells Fargo Bank, National Association, as Paying Agent (the “Paying Agent”) as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when such Securities are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

•	such Holder understands that all Securities properly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date will be purchased at the Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities, the Company Notice and related notice materials, as amended and supplemented from time to time;

•	payment for Securities purchased pursuant to the Company Notice will be made by deposit of the Purchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.
     3.3 Delivery of Securities.
     Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Securities in Global Form” on or prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date.
     Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Securities by electronically transmitting such Holder’s acceptance through ATOP, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date.
     In surrendering through ATOP, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under “—Agreement to be Bound by the Terms of the Put Option.”
     You bear the risk of untimely submission of your Securities. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date.

4. Right Of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date (December 14, 2009). In order to withdraw Securities, Holders must comply with the withdrawal procedures of the DTC prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date. Securities withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.
     This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through ATOP from the tendering DTC participant before 5:00 p.m., New York City time, on the last business day prior to the Purchase Date. The withdrawal notice must:
•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Securities were tendered and such participant’s account number at DTC to be credited with the withdrawn Securities;

•	contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.
     You bear the risk of untimely withdrawal of previously tendered Securities. If you wish to withdraw your Securities on or prior to the last business day prior to the Purchase Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date.
     We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.
5. Payment For Surrendered Securities. We will promptly forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Securities prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the last business day prior to the Purchase Date.
     The total amount of funds required by us to purchase all of the Securities is approximately $716 million (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use cash on hand to repurchase the remaining outstanding Securities. We do not have any plans to finance any of this purchase price for the Securities.
6. Securities Acquired. Any Securities purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.
7. Plans Or Proposals Of The Company. Except as publicly disclosed on or prior to the date of this Company Notice, the Company does not currently have any plans which would be material to a Holder’s decision to surrender Securities for purchase in the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.
8. Interests Of Directors, Executive Officers And Affiliates Of The Company In The Securities.
Except as otherwise disclosed below, based on a reasonable inquiry by the Company:
•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; or

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.
A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.
Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Securities as described in this Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.
10. Purchases Of Securities By The Company And Its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Put Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Put Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.
11. Material United States Tax Considerations.
     The following discussion is a summary of the material U.S. federal income tax considerations that may be relevant to a U.S. Holder or non-U.S. Holder (each as defined below) who exercises a Put Option. This discussion does not describe all of the tax considerations that may be relevant to you. All U.S. and non-U.S. Holders are strongly encouraged to consult with their own tax advisor about the U.S. federal, state, local, foreign and other tax consequences of exercising a Put Option.
     This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under the U.S. federal income tax laws, such as financial institutions, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting, insurance companies, U.S. expatriates or former long-term residents, tax-exempt organizations, regulated investment companies, real estate investment trusts, persons that are, or hold their Securities through, partnerships or other pass-through entities or persons who have a functional currency other than the U.S. dollar or to persons that hold their Securities as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. Moreover, this summary applies only to U.S. and non-U.S. Holders of Securities who purchased the Securities at the same price as the initial sale price to the public (the “issue price”) and hold Securities as “capital assets” within the meaning of Section 1221 of the Code. The discussion does not address any tax consequences other than U.S. federal income tax consequences.

     The tax treatment of an entity treated as a partnership for U.S. federal income tax purposes that holds Securities will generally depend on the status of the partners of such entity and the activities of the entity. Holders that are entities treated as partnerships for U.S. federal tax purposes and partners in such entities should consult their own tax advisors about the U.S. federal income tax consequences of exercising a Put Option.
     For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Securities that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, the term “non-U.S. Holder” means a beneficial owner of Securities, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder as defined above.
Classification of the Securities. Although the proper treatment of the Securities for U.S. federal income tax purposes is not entirely free from doubt, the Company treats the Securities as indebtedness for U.S. federal income tax purposes and takes the position that the Securities are subject to the special U.S. Treasury regulations governing contingent payment debt instruments (the “CPDI regulations”). Pursuant to the terms of the Indenture, the Company and each U.S. and non-U.S. Holder of the Securities have agreed, for U.S. federal income tax purposes, to treat the Securities as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the Securities are so treated. In addition, under the Indenture, each U.S. and non-U.S. Holder will be deemed to have agreed to accrue interest with respect to the Securities as original issue discount for U.S. federal income tax purposes according to the “noncontingent bond method,” set forth in section 1.1275-4(b) of the CPDI regulations, using a comparable yield compounded semiannually and a projected payment schedule determined by us. The application of the CPDI regulations to instruments such as the Securities is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the Securities and/or the tax consequences resulting from the exercise of a Put Option.
Sale of Securities Pursuant to Exercise of a Put Option. A U.S. Holder who receives cash in exchange for Securities pursuant to the exercise of a Put Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received, and (b) the U.S. Holder’s adjusted tax basis in the Securities surrendered. A U.S. Holder’s adjusted tax basis in a Security will generally be equal to the U.S. Holder’s original purchase price for the Security, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals required under section 1.1275-4(b) of the CPDI regulations), and decreased by the amount of any projected payments projected to have been made through such date in respect of the Securities to the U.S. Holder (without regard to the actual amount paid). Gain recognized upon an exchange of Securities for cash pursuant to the exercise of a Put Option will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Security is held for more than one year). The deductibility of capital losses is subject to limitations.
     A non-U.S. Holder who receives cash in exchange for Securities pursuant to exercise of a Put Option generally will not be subject to U.S. federal income tax or U.S. withholding tax, provided that:

•	the gain is not effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States or, in the case of certain treaty residents, is not attributable to a permanent establishment or a fixed base in the United States,

•	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s voting stock,

•	the non-U.S. Holder is not a controlled foreign corporation that is related to the Company within the meaning of the Code, and

•	the non-U.S. Holder properly certifies to us or our paying agent as to its non-U.S. status (generally on an IRS Form W-8BEN), and certain other conditions are met.
     U.S. and non-U.S. Holders should consult their own tax advisors concerning the tax treatment of exercising a Put Option.
Information Reporting and Backup Withholding. Payments on the Securities in connection with the exercise of a Put Option may be subject to information reporting. In addition, such amounts may be subject to U.S. federal backup withholding tax if a U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable certification requirements. U.S. Holders electing to exercise a Put Option should complete an IRS Form W-9 and attach it to the Securities being surrendered.
     A non-U.S. Holder not otherwise subject to U.S. income or withholding tax may nonetheless be subject to information reporting and backup withholding (currently imposed at a rate of 28%) with respect to payments on the Securities in connection with the exercise of a Put Option, unless the non-U.S. Holder provides an applicable IRS Form W-8 or otherwise establishes an exemption from backup withholding and information reporting.
     The amount of any backup withholding from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is timely furnished by such Holder to the IRS and other requirements are satisfied. The information reporting and backup withholding requirements generally do not apply to corporations and certain other exempt recipients.
     U.S. federal income tax considerations which are in addition to or different from those just described may apply to U.S. or non-U.S. Holders in special circumstances. The Company recommends that U.S. and non-U.S. Holders consult with their own tax and financial advisors with respect to the tax consequences of surrendering Securities for purchase, including the applicability and effect of state, local and non-U.S. tax laws, before exercising a Put Option.
12. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.
     The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
     The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.
•	The Company’s Annual Report on Form 10-K for the year ended September 30, 2008 filed with the SEC on November 26, 2008;

•	The Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed with the SEC on February 12, 2009, as amended on February 17, 2009;

•	The Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the SEC on May 14, 2009;

•	The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed with the SEC on August 13, 2009, as amended on September 14, 2009;

•	All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Purchase Date;

•	The section entitled “Description of Debentures” in our Registration Statement on Form S-3 (File No. 333-141208) filed with the SEC on March 9, 2007; and

•	The section entitled “Description of IGT Common Stock” in our Registration Statement on Form S-3 (File No. 333-141208) filed with the SEC on March 9, 2007 and any other amendment or report filed for the purpose of updating such description.
In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct. If a material change occurs in the information set forth in this Company Notice, we will amend the Schedule TO accordingly.
13. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.
14. Definitions. All capitalized terms used but not specifically defined in this Company Notice shall have the meanings given to such terms in the Indenture and the Securities.
15. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.
     None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.
INTERNATIONAL GAME TECHNOLOGY

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.
Directors

Name	Title
Robert A. Bittman	Director
Richard R. Burt	Director
Patti S. Hart	Director
Robert A. Mathewson	Director
Thomas J. Matthews	Chairman, Director
Robert Miller	Director
Frederick B. Rentschler	Director
David E. Roberson	Director
Philip G. Satre	Director
Executive Officers

Name	Title
Patti S. Hart	President and Chief Executive Officer
Patrick W. Cavanaugh	Executive Vice President, Chief Financial Officer and Treasurer
Anthony Ciorciari	Executive Vice President, Operations
David D. Johnson	Executive Vice President, General Counsel and Secretary
Christopher J. Satchell	Chief Technology Officer
Richard J. Schneider	Executive Vice President, Product Strategy
Eric P. Tom	Executive Vice President, North America Sales and Marketing
     The business address of each person set forth above is c/o International Game Technology, 9295 Prototype Drive, Reno, Nevada 89521. Our main telephone number at that address is (775) IGT-7777.